UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)

New World Brands, Inc.

(Name of Issuer)

Common Stock, par value $.01 per share

(Title of Class of Securities)

6492617 10 6

(CUSIP Number)

Selvin Passen, M.D.

2700 Lighthouse Point, Suite 626

Baltimore, MD 21224

(410) 327-9650

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ☐

Note: Schedules filed in a paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 6492617 10 6

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Selvin Passen
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
	8	SHARED VOTING POWER 10,950,000
	9	SOLE DISPOSITIVE POWER
	10	SHARED DISPOSITIVE POWER
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,950,000
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 29.3%
14	TYPE OF REPORTING PERSON* IN

Item 1.	Security and Issuer.

This Statement on Schedule 13D relates to shares of common stock, $.01 par value per share (the “Common Stock”), of New World Brands, Inc., a Delaware company (the “Issuer”). The Issuer’s principal executive office is located at 2019 SW 20th Street, Suite 109, Fort Lauderdale, Florida 33315.

Item 2.	Identity and Background.

(a)        This Schedule 13D is being filed on behalf of Selvin Passen, M.D. (the “Reporting Person”).

(b)        The business address of the Reporting Person is 2700 Lighthouse Point, Suite 626, Baltimore, MD 21224.

(c)        Reporting Person is a business executive.

(d)        During the last five years, Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)        During the last five years, Reporting Person, was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)        Reporting Person is an American citizen residing in Baltimore, Maryland.

Item 3.	Source and Amount of Funds or Other Consideration.

The Reporting Person uses personal funds to acquire securities.

Item 4.	Purpose of Transaction.

The Reporting Person purchased the securities owned by it for investment purposes only.

The Reporting Person may, depending upon then current events, including without limitation, then current market conditions, the Issuer’s results of operations, and the then current general business climate, decide to increase or decrease its position in the Issuer.

The Reporting Person does not have any plans or proposals which may relate or would result in:

(a)        The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)        An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(c)        A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)        Any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board of Directors of the Issuer;

(e)        Any material change in the present capitalization or dividend policy of the Issuer;

(f)        Any other material change in the Issuer’s business or corporate structure;

(g)        Changes in the Issuer’s charter, by-laws, or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

(h)        Causing a class of securities of the Issuer to be de-listed from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)         A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

(j)         Any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a)(b)    The Reporting Person may be deemed to beneficially own an aggregate of 10,950,000 shares of Common Stock of the Issuer, representing approximately 29.3% of the total shares outstanding. These securities are represented by (i) 10,200,000 shares of Common Stock and (ii) warrants to purchase an additional 750,000 shares of Common Stock which are currently exercisable. These securities are owned jointly by the Reporting Person and his wife Sylvia Passen.

Pursuant to Rule 13d-3(d), a person shall be deemed to be the beneficial owner of a security if that person has the right to acquire beneficial ownership within 60 days, as in the case of the exercise of an option, warrant or right or conversion of a security. This rule further provides that any securities not outstanding which are subject to such options, warrants, rights or conversion privileges shall be deemed to be outstanding for the purpose of computing the percentage of outstanding securities by such person but shall not be deemed outstanding for purposes of computing percentage ownership for any other person.

(c)         Not applicable.

(d)         No other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of such securities of the Issuer.

(e)         Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

None.

Item 7.	Material to be Filed as Exhibits.

None.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 29, 2005	/s/ Selvin Passen, M.D.
Selvin Passen, M.D.